Exhibit 4.6
ACKNOWLEDGEMENT OF SUBSCRIPTION
Mace Securities International, Inc.
240 Gibraltar Road, Suite 220
Horsham, Pennsylvania 19440
Dear Subscriber:
Please sign below to acknowledge receipt of the prospectus supplement and to convert your preliminary subscription to a final and binding subscription. Please enclose a check payable to “Mace Security International, Inc.” in the amount of $[ ] multiplied by the number of shares of Common Stock for which you intend to subscribe.
Your stock certificate(s) representing shares of Common Stock duly authorized and fully paid will be issued to you as soon as possible upon the Company’s acceptance of your subscription, as described in the prospectus dated      , 2011 and supplemented in the prospectus supplement dated , 2011. In the event that the offering is cancelled, your subscription funds will be returned to you as described in the prospectus.
Very Truly Yours,
Mace Security International, Inc.

By:
Name: Gregory Krzemien
Title: Chief Financial Officer
Date:________,2011
By signing below, I acknowledge the receipt of the initial prospectus dated [ ], 2011, and prospectus supplement dated [ ], 2011 of Mace Security International, Inc. and convert the preliminary subscription agreement to a final subscription agreement, which will be binding and irrevocable until the expiration date as defined in the prospectus.
The undersigned encloses $ _____ for the purchase of ______ shares of Common Stock, at the purchase price of $[ ] per share.

Signature
Print Name:____________________
Date:_________________________